May 27, 2016

Ms. Alison White Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Asset Management Fund: File Nos. 002-78808 and 811-03541

Dear Ms. White:

On March 15, 2016, Asset Management Fund (the “Trust”) filed Post-Effective Amendment No. 75 to the Trust’s Registration Statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the “1933 Act”) to register shares of the Trust’s LongCap Value Fund series (the “Fund”) under the 1933 Act. On April 27, 2016, you provided oral comments. The following is a summary of our understanding of your comments and the responses from the Trust.

1.           General Comment. Please update the EDGAR series and class IDs with ticker symbols.

Response: The EDGAR series and class IDs will be updated with the ticker symbols.

Prospectus

2.           Fee Table. In order to show the expense waiver in the fee table, the waiver must extend for one year from the effective date of the prospectus. Please update the termination date for the expense limitation to at least May 31, 2017.

Response: The termination date has been extended to May 31, 2017 and the requested disclosure will be added.

3.           Principal Investment Strategy. In the fifth sentence of the second paragraph consider replacing “The Adviser prefers…” with “invests in,” “selects” or “targets.”

Response: The fifth sentence of the second paragraph will be revised to state “The Adviser targets management teams and healthy long term business fundamentals”

May 27, 2016

4.           Principal Investment Strategy. In the second paragraph, consider starting a new paragraph before the sentence “The Adviser will also purchase international common stocks….”

Response: The requested disclosure change will be made.

5.           Principal Investment Strategy. Consider moving the last sentence of the second paragraph to the fifth paragraph so that all discussion of debt securities is in the same paragraph.

Response: This sentence has been deleted in its entirety.

6.           Principal Investment Strategy. In the third sentence of the third paragraph consider changing “A common stock position may be eliminated…” to “The Adviser may sell a common stock position….”

Response: The requested disclosure change will be made.

7.           Fund Performance Information. Please advise whether the Fund’s performance during the period it was only registered under the 1940 Act will be shown in the Fund Performance section. If such performance will be shown, the representations required by the MassMutual no-action letter will be required.

Response: At such time when the Fund has investment returns for a full calendar year and performance is presented in the prospectus, any required performance disclosures will be provided.

8.           Non-Principal Investment Strategies. Please confirm that all types of investment practices that the Fund intends to use are disclosed in the prospectus.

Response: The Trust confirms that all principal investment practices currently intended to be employed by the Fund are described in the prospectus.

Statement of Additional Information

9.           In the “Management Ownership” section on p. 36, please update the information to a date within 30 days of the 485(b) filing.

Response: The “Management Ownership” section has been updated to state that the “table sets forth the dollar range of equity securities beneficially owned by each Trustee (either directly or through institutions in which they serve as an officer) as of May 15, 2016.” The ownership of all Trustees and officers as a group will also be disclosed as of May 15, 2016.

May 27, 2016

10.          On p. 39, please review the disclosure with respect to the portfolio manager’s potential discretionary bonus in connection with Item 20(b) of Form N-1A.

Response: This section has been revised to state “The Adviser compensates the portfolio manager for his management of the Fund. Mr. Lapey, as sole owner of the Adviser, will only receive compensation after the Fund reaches its breakeven threshold (i.e. Fund and Adviser expenses are covered).”

11.          On p. 45, please review the disclosure with respect to the portfolio holdings disclosure policy in connection with Item 16(f)(1)(ii) of Form N-1A.

Response: The second sentence of the seventh paragraph under the “Disclosure of Information Regarding Portfolio Holdings” has been revised to include the following “in all circumstances the recipient must sign a confidentiality agreement or the Fund must determine that the policies of the recipient are adequate to protect the integrity and confidentiality of such information.”

The Trust has authorized me to convey to you that it acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

May 27, 2016

If you have any questions concerning this request please contact John S. Marten at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten Attorney at Law